

August 12, 2011

Via E-mail
Mark Scott
Chief Financial Officer and Secretary
Visualant, Incorporated
500 Union Street, Suite 406
Seattle, WA 98101

      Re: Visualant, Incorporated
                Registration Statement on Form S-1
                Amended August 2, 2011
                File No. 333-175178

Dear Mr. Scott:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1

1.   The opinion that you file to satisfy your obligation per Regulation S-K Item 601(b)(5) may not assume conclusions of law that are a necessary requirement of the ultimate legality opinion, material facts underlying the opinion or facts that are readily ascertainable. Please ask your counsel to revise the second paragraph of the opinion that currently includes assumptions regarding the issuance of outstanding shares accordingly.

2.   Please tell us why the paragraphs lettered (a) and (b) are in the past tense and why such a past-tense opinion is consistent with your obligations under Regulation S-K Item 601(b)(5).

3.   Refer to the paragraph lettered (c). Please tell us why counsel believes that all of the 11,977,714 shares must be issued according to all of the agreements cited in that paragraph for those shares to be legally issued, fully paid, and non-assessable.

4.   Because your registration statement is not yet effective, we reissue prior comment 4 with regard to the need for an updated opinion given the date restriction in this exhibit.

5.   If the exhibit has been signed, please indicate the signature clearly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Mark Scott
Visualant, Incorporated
August 12, 2011
Page 3

      Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any questions.

                                        Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief

cc (via e-mail): James F. Biagi, Jr.
                   Monahan & Biagi, PLLC